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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2002

                                   CELANESE AG
             (Exact name of Registrant as Specified in its Charter)

                              CELANESE CORPORATION
                 (Translation of Registrant's name into English)

                             Frankfurter Strasse 111
                           61476 Kronberg/Ts., Germany
                    (Address of Principal Executive Offices)

              Indicate by check mark whether the Registrant files or
            will file annual reports under cover Form 20-F or Form 40-F

                          Form 20-F  X   Form 40-F
                                    ---            ---

               Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                              Yes          No    X
                                    ---         ---

               If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-________.





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                                   CELANESE AG


        On April 29, 2002 Celanese AG, a stock corporation organized under the laws of the Federal Republic of Germany, issued its First Quarter 2002 Shareholder Letter, an Investor Information Release containing First-quarter 2002 Report and a Press Release announcing first quarter 2002 results, which are respectively attached as Exhibits 99.1, 99.2 and 99.3 hereto and incorporated by reference herein.


















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                                    EXHIBITS


               Exhibit No.              Exhibit
               -----------              -------

               99.1                     First Quarter 2002 Shareholder Letter





















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                                    EXHIBITS


               Exhibit No.             Exhibit
               -----------             -------

               99.2 Investor Information Release containing First-quarter 2002 Report





















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                                    EXHIBITS


               Exhibit No.              Exhibit
               -----------              -------

               99.3                     Press Release announcing first quarter
                                        2002 results


























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                                   SIGNATURES



              Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        CELANESE AG
                                        (Registrant)

                                        By:           /s/ P. W. Premdas
                                                  ---------------------
                                        Name:     Perry W. Premdas
                                        Title:    Member of the Management Board
                                                  (Chief Financial Officer)




         Date: April 29, 2002













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                                  EXHIBIT INDEX


               Exhibit No.            Exhibit
               -----------            -------

               99.1                   First Quarter 2002 Shareholder Letter

               99.2 Investor Information Release containing First-quarter 2002 Report

               99.3                   Press Release announcing first quarter
                                      2002 results